UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38772

REEBONZ HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

c/o Reebonz Limited,

5 Tampines North Drive 5

#07-00

Singapore 528548

+65 6499 9469

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Due to the outbreak of coronavirus disease 2019 (COVID-19), Reebonz Holding Limited (the “Company”) is filing this current report on Form 6-K to avail itself of an extension to file its annual financial statements on Form 20F for the twelve months ended on December 31, 2019 (the “Report”), which is originally due on April 30, 2020, relying on an order issued by the Securities and Exchange Commission (the “SEC”) on March 4, 2020 pursuant to Section 36 of the Securities Exchange Act of 1934, as amended (Release No. 34-88318) regarding exemptions granted to certain public companies (the “Order”).

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.”

Singapore, where we conduct a substantial part of our business, was materially impacted by the COVID-19. The Company has been following the recommendations of local health authorities to minimize exposure risk for its employees, including the temporary closures of our offices, and having many employees work remotely. There is a country wide lockdown from April 7, 2020, to at least June 1, 2020. The Company has operations in Malaysia, Indonesia, Thailand, Hong Kong, South Korea, Taiwan, Australia, Japan, North America, and others, which have also been materially impacted by the COVID-19 pandemic, including office closures and work from home measures. As a result of the above-mentioned factors, the Company’s books and records were not easily accessible, resulting in delay in preparation, compilation and completion of our annual financial statements.

Based on the foregoing, the Company expects to file the Report on or around June 15, 2020.

We are susceptible to general economic conditions, natural catastrophic events and public health crises, which could adversely affect our operating results.

Our results of operations could be adversely affected by general conditions in the global economy, including conditions that are outside of our control, such as the impact of health and safety concerns from the current outbreak of the COVID-19 coronavirus. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak. Due to the extended lock-down and self-quarantine policies in Singapore, we have experienced significant business disruption for the past two and a half months. Some of our employees in other countries are also subject to the lock-down policy implemented by the local governments and could not return to work. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, but is likely to result in a material impact on our business operations at least for the near term.

As of April 13, 2020, we had a total of 6,962,726 ordinary shares issued and outstanding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: April 24, 2020	By:	/s/ Nupur Sadiwala
Nupur Sadiwala
Chief Financial Officer

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